Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Joel D. Corriero
JCorriero@stradley.com
215.564.8528
September 12, 2024

Via EDGAR Transmission
Valerie J. Lithotomos
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington DC 20549

Re:	TrimTabs ETF Trust (the “Trust”) File No. 811-22995

Dear Ms. Lithotomos:

I am writing in response to comments you provided to me during a telephone conversation on September 6, 2024, regarding the preliminary proxy statement for the Trust (the “Preliminary Proxy”), which was filed pursuant to Section 14(a) of the Securities Exchange Act of 1934 on August 30, 2024.  I have reproduced your comments below, followed by our responses.  Any capitalized terms that are not defined herein have the same meaning as in the Preliminary Proxy.

1.
In the “Notice of Special Meeting of Shareholders,” the Trust states that “the Chairperson of the Special Meeting may adjourn the Special Meeting to a designated time and place, within a reasonable time after the date set for the original Special Meeting, to permit further solicitation of proxies, in accordance with applicable law and the Trust Instrument and By-Laws of the Trust.” Please clarify supplementally whether the Chairperson may adjourn the Special Meeting unilaterally or only after a majority vote of shareholders, and if necessary, revise the relevant sentence in the definitive proxy statement (the “Definitive Proxy”).

RESPONSE:  The Trust confirms that the Chairperson may unilaterally adjourn the Special Meeting without the majority vote of shareholders.

2.	Please disclose the party who will pay the cost of the proxy solicitation.

RESPONSE:  FCF, the Funds’ investment adviser, will bear the cost of the proxy solicitation. While this is provided in the section titled “Information About the Special Meeting – Solicitation of Proxies; Expenses,” the Trust will also provide this information on an earlier page in the Definitive Proxy.

3.	Please provide supplementally when the Transaction is expected to close and disclose such information in the Definitive Proxy, if necessary.

RESPONSE: Per the purchase agreement between FCF and ABL (the “Purchase Agreement”), the Transaction is expected to close on the last business day of the month that the last closing condition is satisfied. It is currently anticipated that the last closing condition to be satisfied will be shareholder approval of the new advisory agreements. Accordingly, the Transaction is expected to close on the last business day of the month following shareholder approval of the Proposals.

4.
Please explain supplementally why the shareholder vote is being sought in advance of the Transaction closing and whether the Transaction is expected to close shortly after the requisite votes are received.

RESPONSE: The shareholder vote is being sought in advance of the closing of the Transaction to ensure that FCF and Donoghue are able to continuously manage the Funds without interruption. As noted above, the Transaction is expected to close on the last business day of the month that the last closing condition is satisfied, including receiving the requisite shareholder approval of the advisory agreements. Accordingly, the Transaction is expected to close on the last business day of the month following shareholder approval of the Proposals.

5.
Please separate the section titled “Effect of Abstentions and Broker Non-Votes” into two separate sections regarding the effect of broker non-votes on quorum and the effect of broker non-votes on the necessary vote to pass the Proposals.

RESPONSE:  The Trust will replace the “Effect of Abstentions and Broker Non-Votes” section with the paragraphs provided below:

Effect of Abstentions and Broker Non-Votes on Quorum. For purposes of determining the presence of a quorum for transacting business at the Special Meeting, abstentions will be treated as shares that are present for purposes of determining a quorum. In addition, if a broker or nominee holding shares in “street name” indicates on the proxy that it does not have discretionary authority to vote on any Proposal for a Fund (referred to as a “broker non-vote”), those shares will not be counted as present at the Special Meeting for that Fund for purposes of determining quorum; however, if such broker or nominee has discretionary authority to vote on any one Proposal with respect to a Fund, then those shares will be counted as present at the Special Meeting for that Fund for purposes of determining quorum, even if such broker or nominee submits a broker non-vote on any other Proposal for such Fund.

Effect of Abstentions and Broker Non-Votes on Required Vote. Abstentions will not be treated as votes cast at the Special Meeting. In addition, if a broker or nominee holding shares in “street name” indicates on the proxy that it does not have discretionary authority to vote on any Proposal for a Fund (referred to as a “broker non-vote”), those shares will not be entitled to vote at the Special Meeting for that Fund; however, if such broker or nominee has discretionary authority to vote on any one Proposal with respect to a Fund, then those shares will be entitled to vote at the Special Meeting for that Fund even if such broker or nominee submits a broker non-vote on any other Proposal for such Fund. Accordingly, for purposes of determining the approval of Proposals 2 and 3, abstentions and broker non-votes will have the effect of votes against those Proposals. With respect to Proposal 1, so long as a quorum is present, neither abstentions nor broker non-votes will have any effect on the outcome of the Proposal to elect the Trustee Nominees.

* * *

Thank you for your comments.  Please feel free to contact me at 215-564-8528 or, in my absence, Fabio Battaglia at 215-564-8077, if you have any additional questions or comments.

Very truly yours, /s/ Joel D. Corriero Joel D. Corriero

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